June 7, 2005


Francisco Jose Azevedo Padinha
Chief Executive Officer
Telesp Celular Participacoes S.A.
Av. Doutor Chucri Zaidan 860, 04583-110
Sao Paulo, SP, Brazil

	Re:	Telesp Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
		File No. 333-09470

Dear Mr. Padinha:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects, page 31

A.  Operating Results, page 34

1. It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations for your Telesp Celular and Global Telecom segments in addition to your discussion of consolidated results and the results of the TCO segment. Refer to Section 501.06 of the Codification of
Financial Reporting Policies.

B.  Liquidity and Capital Resources, page 44

2. We note your disclosure at page 62 that you did not pay
dividends
or interest on shareholders` equity for the years ended December
31,
2004, 2003, or 2002. In this regard, tell us the nature of the dividend and interest on equity payments that consumed cash flows of
R$85.3 million, R$91.3 million and R$5.7 million in 2004, 2003,
2002
and how you accounted for these payments.

Item 15.  Controls and Procedures, page 87

3. We note that your principal executive officer and principal financial officer performed an evaluation of your disclosure controls and procedures as of December 31, 2003 and concluded that your disclosure controls and procedures are "effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." Please confirm that you performed the evaluation and have presented your conclusions as of December 31, 2004, rather than December 31, 2003. In addition, please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

4. We note your disclosure that "[n]o significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation" (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Consolidated Financial Statements for the Years Ended December 31, 2003, 2003 and 2002, page F-1

Note 3.  Summary of the Principal Accounting Practices, page F-13

5. We note your statement that the financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. Tell us how you applied the guidance in SFAS
52 in determining your policy for foreign exchange translation adjustments for US GAAP reporting.

Note 11.  Income Taxes, page F-18

6. We note that you have recorded total deferred tax assets of R$1,337,281. Tell us how you determined that a valuation allowance is not required for your deferred tax assets under US GAAP. In this regard, explain for us in more detail the nature of the tax loss carryforward and why you believe that your subsidiary`s tax loss carryforwards will be fully utilized in two years.

Note 37. Summary of the Differences Between BR CL and US GAAP, page
F-54

c.  Exchange of Shares for Minority Interest in Telesp Celular
S.A.,
Telebrasilia Celular S.A., and Tele Centro Oeste Celular
Participacoes S.A., page F-55

7. Explain for us in more detail the nature of the differences in accounting policies for the exchange of shares for minority interests between Brazilian Corporate Law and US GAAP. It is unclear how you account for such transactions under Brazilian Corporate Law, based on this second paragraph of this footnote. Is the adjustment to the capital reserve a reduction or an increase in shareholder`s equity?
In addition, clarify for us why you have not recorded any entries in your statement of changes in shareholders` equity for the year ended
2004 to reflect the acquisition of the remaining minority interests in certain subsidiaries.

d.  Acquisitions, page F-56

8. We note that during the year ended December 31, 2002, you recorded an impairment under US GAAP of R$421.4 million relating to the entire balance of goodwill from your acquisition of GT and Holdings. Tell us what circumstances resulted in the impairment of this goodwill in the same year as the acquisition.

o.  Derivative Financial Instruments, page F-66

9. Based on your disclosure that you qualify for hedge accounting under the short cut method, it appears that you apply paragraph 68 of
SFAS 133 in determining effectiveness of the hedging relationship. Tell us how you determined that you qualify for the short cut method, given that your derivative instruments are intended to hedge both the foreign currency and interest rate risk associated with your debt. If you do not qualify for this method, tell us whether you are able to assess the effectiveness of the hedging relationship under paragraph 65 of SFAS 133 and, if so, the procedures you perform in applying this guidance.

Note 38.  Additional Disclosures Required by US GAAP, page F-71

g.  Segment Information, page F-76

10. We note your disclosure of information on your reportable segments as of December 31, 2004. In future filings, disclose the information required by SFAS 131 for each segment for the year ended
December 31, 2003.



*    *    *    *





      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Francisco Jose Azevedo Padinha
Telesp Celular Participacoes S.A.
June 7, 2005
Page 5